

DIVISION OF
CORPORATION FINANCE

March 20, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (609) 219-1238

Joseph A. Falsetti
President & Chief Executive Officer
Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, New Jersey 08619

> **Re:** **Ascendia Brands, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 21, 2007**
> **File No. 001-32187**

Dear Mr. Falsetti:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please expand your discussion of the Warrant Shares and Preferred Conversion Shares mentioned on page 5 to disclose their role in the transaction and to provide the information required by Item 202 of Regulation S-K with respect to these

securities. Similarly provide all of the information required by Item 202(b) of Regulation S-K with respect to the secured convertible notes.

2. Please revise to disclose the reason why you exchanged $76 million of senior convertible notes previously issued to Prencen Lending LLC, and disclose any material differences between the terms of the previously outstanding notes and the new notes you issued in conjunction with the transaction.

3. Please expand your discussion of the intended use of proceeds of the offering to specify the amount of proceeds devoted to the Coty Transaction and to general corporate purposes, respectively.

4. We note that you are informing shareholders of action taken to issue a class of securities and to exchange securities for currently outstanding securities. Please note that Items 11(e) and 12(f) of Schedule 14A, respectively, require you to provide the information required by Item 13(a) of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Regulation S-X. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c) of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Herbert Henryson II (*via facsimile* 212/986-0604)
       Wolf, Block, Schorr and Solis-Cohen LLP
       250 Park Avenue
       New York, New York 10177